UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

C/O NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes   ☐     No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes   ☐     No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) and Enterprise Products Partners L.P. on July 12, 2017: Enterprise and Navigator Gas To Develop Ethylene Marine Export Terminal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: July 12, 2017	By:	/s/ David J Butters
	Name:	David J Butters
	Title:	Chairman, President and Chief Executive Officer

Exhibit 1

ENTERPRISE AND NAVIGATOR GAS TO

DEVELOP ETHYLENE MARINE EXPORT TERMINAL

Houston, Texas and London, England (July 12, 2017) — Enterprise Products Partners L.P. (NYSE: EPD) and Navigator Holdings Ltd. (NYSE: NVGS) today announced the execution of a letter of intent to jointly develop an ethylene marine export terminal on the Houston Ship Channel. Enterprise would manage the construction, operations and commercial activities of the proposed terminal, which would be located at Enterprise’s Morgan’s Point complex. Enterprise’s Morgan’s Point facility has a 45-foot draft and includes Enterprise’s ethane marine export terminal, the world’s largest. Navigator Gas has extensive experience with ethylene shipping through its fleet of 14 ethylene-capable vessels that provide a virtual pipeline to deliver ethylene to consuming customers.

The ethylene export terminal would be connected to Enterprise’s high-capacity ethylene salt dome storage and ethylene pipeline system, which is currently under construction. Enterprise’s ethylene storage facility will have approximately 600 million pounds of capacity with an injection/withdrawal rate of 210,000 pounds per hour expandable to 420,000 pounds per hour. Enterprise’s ethylene pipeline system will be connected to multiple producers and consumers of ethylene on the U.S. Gulf Coast.

The U.S. petrochemical industry is expanding its ethylene production capacity by 45 percent between 2016 and 2020, based on currently announced projects. These expansions are driven by plentiful, low-cost supplies of natural gas and ethane as a result of the development of U.S. shale reserves. Almost 90 percent of these expansions are at facilities located along the Texas and Louisiana Gulf Coast. Enterprise’s ethylene storage and pipeline system, together with the proposed ethylene export terminal, would provide the petrochemical industry with logistical flexibility and an outlet to international markets.

“We are very pleased to work with Navigator Gas in efforts to commercialize an industry leading ethylene marine export terminal on the Houston Ship Channel with unsurpassed connectivity to ethylene producers and pipeline and storage infrastructure,” said A.J. “Jim” Teague, chief executive officer of the general partner of Enterprise. “Customers would have the ability to manage the transportation and storage of ethylene supplies from the tailgate of producing facilities to domestic and international consuming derivative plants. The proposed ethylene export terminal would provide U.S. petrochemical companies critical market diversification rather than relying solely on polyethylene export markets.”

“A strategically located ethylene export terminal is the key to unlocking growing petrochemical production capacity in the U.S. We are proud to work with Enterprise, with their proven commercial and technical capabilities, on a project that promises to meet the needs of our customers and provides the seamless transportation of ethylene from the producer to the customer,” commented David Butters, chief executive officer of Navigator Gas.

Formation of the 50/50 joint venture to build, own and operate the ethylene marine export terminal is subject to the negotiation and execution of definitive agreements and approval by the respective boards of directors of Enterprise and Navigator Holdings. The commercialization of the project is subject to sufficient long-term customer commitments.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Enterprise’s services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage, and export and import terminals; crude oil gathering, transportation, storage, export and terminals; petrochemical and refined products transportation, storage and terminals; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems. The partnership’s assets include approximately 50,000 miles of pipelines; 260 million barrels of storage capacity for NGLs, crude oil, refined products and petrochemicals; and 14 billion cubic feet of natural gas storage capacity.

Navigator Holdings Ltd. is the owner and operator of the world’s largest combined fleet of handysize and midsize liquefied gas carriers, including the largest fleet of ethylene vessels, by tonnage. Navigator Holdings provides international and regional seaborne transportation services of ethylene, ethane, LPG, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator Holdings’s fleet of 38 vessels, 14 of which are the largest ethylene and ethane-capable liquefied gas carriers available in the market, enables cost-effective and efficient long-haul transportation of ethylene for our customers.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and its general partner and/or Navigator Gas expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from expectations, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition, and other risk factors included in Enterprise’s and Navigator Gas’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Navigator Gas intends to update or revise their respective forward-looking statements, whether as a result of new information, future events or otherwise.

Enterprise Contacts: Randy Burkhalter, Investor Relations, (713) 381-6812 or (866) 230-0745

Rick Rainey, Media Relations, (713) 381-3635

Navigator Gas Contacts: Oeyvind Lindeman, Chief Commercial Officer, +44 (0)207340 4575;

Kim Davies, Head of Corporate Development +44 (0)207340 0687